

January 15, 2014

Via Email
Mr. Donald Perks
Chief Executive Officer
Besiktas Emiran CAD.
Naki Cendere Apt. No. 88/4
Istanbul, Turkey

> **Re:** **Rainbow International Corp.**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed October 30, 2013**
> **File No. 333-175337**

Dear Mr. Perks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

General

1.   We note that the disclosure in this report for the fiscal year ended May 31, 2013 is precisely the same as the disclosure provided in your annual report for the fiscal year 2012. In future filings, please revise your report to update the status of your business. In particular, we note that the licenses appear to provide for a limited number of years to engage in activity, but there is no indication that any activity in furtherance of the licenses has taken place nor is there an update on the status of these licenses. We note also that you have repeated verbatim in each report that "CNI 43-101 compliant technical reports are currently being completed for all exploration licensed properties," and "[f]ield and surface samples from all properties are currently being analyzed at Acme Labs in Vancouver, Canada," but there is no indication that any work has occurred on these reports nor that any analysis has occurred.

Further, because it appears that the merger with Aslanay Mining Trade and Ind. Limited Co. was cancelled, future filings should indicate that you are a shell company with no mining or any other business related assets, and extraneous inapplicable disclosure should be avoided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.   Other than the acquisition of licenses in 2012, it does not appear that you have taken any steps in furtherance of your business plan. With a view toward future disclosure, please explain the nature of the $45,825 exploration costs incurred for the year ended May 31, 2013.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738, if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig E. Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief